Exhibit C

Code of Ethics

for Officers, Directors and Employees

of

Avantair, Inc.

Avantair, Inc. (the “Company”) is committed to conducting its business in compliance with all the applicable laws and regulations of the countries in which it operates and in accordance with high standards of business conduct. The Company strives to maintain the highest standard of accuracy, completeness and disclosure in its financial dealings, records and reports. These standards serve as the basis for managing the Company’s business, for meeting the Company’s duties to its shareholders and for maintaining compliance with financial reporting requirements. The Company’s officers, directors and employees must execute the following certification. Any waiver of this Code of Ethics for an officer or director of the Company shall only be approved by the Company’s Board of Directors and such waiver and the reasons for such waiver shall be disclosed to the Company’s stockholders.

In my role as an officer, director or employee of the Company, I hereby certify to the Company and the Audit Committee that I will adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct. To the best of my knowledge and ability:

1.	I will act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships. I will avoid receiving, or permitting members of my immediate family to receive, improper personal benefits from the Company. I will make full disclosure to the Chairman of the Audit Committee of any transaction or relationship that I reasonably expect could give rise to an actual or apparent conflict of interest with the Company. I will not participate in any decision or deliberation relating to a matter that gives rise to an actual or apparent conflict of interest for me.

2.	I will provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

3.	I will comply (and if I am a director, I will also seek to ensure that management complies,) with rules and regulations of federal, state, provincial and local governments and other appropriate private and public regulatory agencies.

4.	I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.	I will use good business judgment in the processing and recording of all financial transactions involved in performing my duties with the Company.

6.	I will respect the confidentiality of information acquired in the course of my work, except when authorized or otherwise legally obligated to disclose such information, and I will not use confidential information acquired in the course of my work for my personal advantage.

7.	I will share knowledge and maintain skills important and relevant to my constituents’ needs.

8.	I will promote ethical behavior among constituents in my work environment.

9.	I will seek to achieve (and if I am a director, I will endeavor to ensure that management achieves) responsible use of and control over all assets and resources employed or entrusted to me. I will endeavor to ensure that the Company’s assets and resources entrusted to me are used only for legitimate business purposes of the Company.

10.	In carrying out my duties and responsibilities, I will avoid: (a) appropriating corporate opportunities for myself that are discovered through the use of Company property or information or my position with the Company; (b) using Company property or information, or my position with the Company, for personal gain; and (c) competing with the Company. If I reasonably believe that a contemplated transaction might be a corporate opportunity or a competitive transaction, I will make full disclosure to the Chairman of the Audit Committee and, if appropriate, seek its authorization to pursue such transaction.

11.	I will maintain records that fairly and accurately reflect the Company’s business transactions in which I am engaged, to the extent applicable to my duties with the Company.

12.	I will sign only those documents that I believe to be accurate and truthful.

13.	I will devise, implement and maintain sufficient internal controls to assure that financial record-keeping objectives are met, to the extent applicable to my duties with the Company.

14.	I will prohibit the establishment of any undisclosed or unrecorded funds or assets for any purpose.

15.	I will not knowingly be a party to any illegal activity or engage in acts that are discreditable to my profession or the Company.

16.	I will respect and contribute to the legitimate and ethical objectives of the Company.

17.	I will engage in only those services for which I have the necessary knowledge, skills and expertise.

18.	I will, to the extent applicable to my duties with the Company, properly and promptly record, or cause to be properly and promptly recorded, all disbursements of funds and all receipts.

19.	I will not make, or tolerate to be made, false or artificial statements or entries for any purpose in the books and records of the Company or in any internal or external correspondence, memoranda, or communication of any type, including telephone or wire communications.

I acknowledge that it is my responsibility to report to the Company any situation where the Company’s standards or the laws are being violated. I further acknowledge that failure to comply with this Code of Ethics will not be tolerated by the Company and that deviations therefrom or violations thereof will result in serious reprimand by the Company, including but not limited to immediate dismissal.

Name:
Title:
Date:

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